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03024284

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME St. Jude Resources Ltd

*CURRENT ADDRESS

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4014 FISCAL YEAR 1-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 7/2/03

Consolidated Financial Statements of

ST. JUDE RESOURCES LTD.

Years ended January 31, 2003 and 2002

ST. JUDE RESOURCES LTD.

Consolidated Financial Statements

Years ended January 31, 2003 and 2002



KPMG LLP
Chartered Accountants
10125 – 102 Street
Edmonton AB T5J 3V8
Canada

Telephone (780) 429-7300
Telefax (780) 429-7379
www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of St. Jude Resources Ltd. as at January 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Edmonton, Canada
April 13, 2003



ST. JUDE RESOURCES LTD.

Consolidated Balance Sheet

January 31, 2003 and 2002

	2003	2002
Assets		
Current assets:		
Cash (note 3)	$ 2,891,480	$ 2,870,864
Accounts receivable	17,166	16,335
Income taxes recoverable	–	14,604
Prepaid expenses	3,338	9,674
	2,911,984	2,911,477
Mineral and petroleum and natural gas properties (note 4)	15,033,186	13,603,122
Loans receivable (note 5)	–	1,588,511
Equipment (note 6)	227,593	254,449
Less accumulated amortization	(170,245)	(194,717)
	57,348	59,732
	$ 18,002,518	$ 18,162,842
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 141,391	$ 301,769
Income and capital taxes payable	1,013	43
	142,404	301,812
Shareholders' equity:		
Share capital [note 7(b)]	28,087,572	24,073,791
Contributed surplus (note 8)	652,602	–
Deficit	(10,880,060)	(6,212,761)
	17,860,114	17,861,030
Subsequent events (note 7)		
Commitments (note 9)		
	$ 18,002,518	$ 18,162,842

See accompanying notes to consolidated financial statements.

On behalfo f the Board:

_______________ Director

_______________ Director

ST. JUDE RESOURCES LTD.

Consolidated Statements of Operations and Deficit

Years ended January 31, 2003 and 2002

	2003	2002
Expenses:		
Compensation expense (notes 2 and 7)	$ 491,987	$ –
Consulting fees	360,303	256,018
Management fees (note 11)	210,000	210,000
Wages and employee benefits	89,726	134,312
Rent	59,923	79,259
Travel	78,768	58,504
Office	42,055	44,917
Professional fees	55,185	40,098
Administration costs	31,562	27,344
Exploration costs	–	26,419
Amortization	15,615	16,506
Promotion and advertising	59,215	15,059
Bank charges and interest	2,503	6,072
Capital taxes	–	30
Investor communications	19,605	2,812
	1,516,447	917,350
Other income (expense):		
Consulting revenue	86,124	115,432
Gain on sale of natural gas properties	70,200	–
Interest	17,820	187,256
Write-down of mineral property	(397,747)	–
Write-down of loan receivable	(2,383,511)	(1,587,300)
Write-down of equipment	(7,528)	–
Foreign exchange gain (loss)	(12,876)	271,686
	(2,627,518)	(1,012,926)
Loss before income taxes	(4,143,965)	(1,930,276)
Current income taxes	11,164	6,172
Net loss	(4,155,129)	(1,936,448)
Deficit, beginning of year	(6,212,761)	(4,276,313)
Share issuance costs	(512,170)	–
Deficit, end of year	$(10,880,060)	$ (6,212,761)
Basic and diluted loss per common share	$ (0.225)	$ (0.132)
Weighted average number of common shares	18,461,585	14,696,188

See accompanying notes to consolidated financial statements.

ST. JUDE RESOURCES LTD.

Consolidated Statements of Cash Flows

Years ended January 31, 2003 and 2002

	2003	2002
Cash provided by (used in):		
Operations:		
Net loss (note 13)	$ (4,155,129)	$ (1,936,448)
Adjustment for:		
Amortization	15,615	16,506
Write-down of loan receivable	2,383,511	1,587,300
Write-down of mineral properties	397,747	–
Write-down of equipment	7,528	–
Gain on sale of petroleum and natural gas property	(70,200)	–
Compensation expense	491,987	–
Change in non-cash operating working capital:		
Accounts receivable	(831)	32,489
Prepaid expenses	6,336	1
Income and capital taxes payable	15,574	(12,633)
Accounts payable and accrued liabilities	(160,378)	31,588
	(1,068,240)	(281,197)
Financing:		
Issue of common shares	3,968,061	–
Share issuance costs	(305,835)	–
	3,662,226	–
Investments:		
Loans receivable	(795,000)	(241,566)
Additions to mineral properties	(2,105,611)	(2,288,014)
Additions to equipment	(20,759)	(6,890)
Proceeds on sale of petroleum and natural gas property	348,000	–
	(2,573,370)	(2,536,470)
Increase (decrease) in cash	20,616	(2,817,667)
Cash, beginning of year	2,870,864	5,688,531
Cash, end of year	$ 2,891,480	$ 2,870,864

See accompanying notes to consolidated financial statements.

General and Nature of Operations

The Company is incorporated under the Canada Business Corporations Act. The Company's principal operations consist of investments in mineral and petroleum and natural gas properties. The Company is in the process of exploring its properties and has not yet determined whether these properties contain reserves that are economically recoverable.

The recoverability of amounts shown for mineral and petroleum and natural gas properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying claims, the ability of the Company to obtain the necessary financing to complete the development and future profitable production or proceeds from the disposition thereof.

1. Significant accounting policies:

(a) Basis of presentation:

The consolidated financial statements include the accounts of the Company's 51% owned subsidiary, i to i logistics inc.

(b) Mineral and petroleum and natural gas properties:

Mineral and petroleum and natural gas properties are carried at cost less the amount of government grants received. Cost includes the acquisition cost of the properties and claims and related exploration and development costs. The costs will be amortized on the unit-of-production basis once production commences or will be written off if the property is sold or if management believes it has incurred an impairment in value. The carrying values of the properties do not necessarily reflect their present or future values.

Exploration costs are charged against income in the year in which they are incurred unless they relate to specific areas having indicated potential reserves.

1. **Significant accounting policies, continued:**

(c) Equipment:

Equipment is stated at cost. Amortization is provided using the following methods and annual rates:

Asset	Basis	Rate
Geophysical equipment	Straight-line	3 Years
Office equipment	Declining balance	20%
Computer hardware	Declining balance	30%
Drilling equipment	Declining balance	20%
Leasehold improvements	Straight-line	5 Years

(d) Stock-based compensation plan:

The Company does not have a formal stock based compensation plan [see note 7(b)]. The Company accounts for all stock-based payments to non-employees, and employee awards that are direct awards of stock or stock options, call for settlement in cash or other assets or are stock options granted on or after January 1, 2002, using the fair value based method. Consideration paid by employees on the exercise of stock options is recorded as share capital and contributed surplus. The Company records the impact of these awards under the fair value based method.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Under the fair value based method, compensation cost attributable to awards to employees that are direct awards of stock appreciation rights that call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards to employees that call for settlement in cash or other assets is measured at intrinsic value and recognized over the vesting period. Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost.

1. Significant accounting policies, continued:

(e) Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

(f) Foreign currency:

Monetary items denominated in foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

(g) Loss per share:

Basic loss per share is computed by dividing net loss by the weighted average number of shares outstanding during the reporting period. Diluted earnings per share is computed similar to basic earnings per share except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

2. Change in accounting policy:

Effective January 1, 2002, the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new Recommendations are applied prospectively to all stock-based payments to non-employees, and to employee awards that are direct awards of stock or stock options, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002.

As a result, the Company has recorded compensation expense of $491,987 and an increase in share issue costs of $206,355 [see notes 7(b) and 7(c)].

3. **Cash:**

	2003	2002
Canadian:		
Cash	$ 2,872,259	$ 4,411
U.S.:		
Cash (U.S. $12,814; $1,805,867 in 2002)	19,221	2,866,453
	$ 2,891,480	$ 2,870,864

4. **Mineral and petroleum and natural gas properties:**

	Balance January 31, 2001	Expenditures	Balance January 31, 2002	Expenditures/ (Write-downs)	Balance January 31, 2003
Mineral properties:					
Uchi Lake, Ontario:					
Acquisition costs	$ 12,000	$ –	$ 12,000	$ (11,999)	$ 1
Exploration costs	385,748	–	385,748	(385,748)	–
	397,748	–	397,748	(397,747)	1
Hwini-Butre, Ghana:					
Exploration costs	10,292,680	1,177,134	11,469,814	159,253	11,629,067
Benso, Ghana:					
Acquisition costs	45,600	–	45,600	39,750	85,350
Exploration costs	328,291	1,083,869	1,412,160	1,685,703	3,097,863
	373,891	1,083,869	1,457,760	1,725,453	3,183,213
Burkina Faso, West Africa:					
Acquisition costs	–	–	–	94,800	94,800
Exploration costs	–	–	–	126,105	126,105
	–	–	–	220,905	220,905
	11,064,319	2,261,003	13,325,322	1,707,864	15,033,186
Petroleum and natural gas property:					
Cold Lake, Alberta:					
Acquisition costs	–	277,800	277,800	(277,800)	–
	$11,064,319	$ 2,538,803	$13,603,122	$1,430,064	$15,033,186

4. Mineral and petroleum and natural gas properties, continued:

(a) As of January 31, 2003, there had been no commercial production from the Company's Uchi Lake mineral claims in the Earngey Township in the Red Lake Mining Division in the District of Kenora, Ontario. Upon review of the recoverability of acquisition and exploration costs undertaken to the end of 2003, management determined that a write-down of $397,747 was necessary.

(b) The Company has entered into an agreement with Hwini-Butre Minerals Ltd. for the right to prospect for gold and all other precious base minerals in respect of land situated in Ghana (the Hwini-Butre Concession). No acquisition costs were incurred for this right to prospect and the Company earns its interest in the property by conducting exploration and bringing the prospect to the feasibility stage of production. The Company currently holds a 49% interest in the property. The agreement gives the Company the right to purchase a further 16% interest in the property by paying to the vendors an additional $800,000 U.S. If the property is brought into commercial production, expenditures will be shared proportionately between the participants unless the vendor decides not to participate. The vendor's interest will then convert to a 12.5% carried interest or a 6% profit interest, at the vendor's option.

(c) The Company has entered into an agreement with Fairstar Explorations Inc. for the right to prospect for gold and all other precious base minerals in respect of land situated in Ghana (the Benso Concession). The agreement gives the Company the right to acquire up to a 60.125% interest in the property by carrying out sufficient exploration, evaluation and analysis to produce a feasibility report demonstrating that the property is economically viable. Provided that the Company performs its obligations, a joint venture will be created and the property will be assigned to a new Ghanaian company. The shareholding in the joint venture company will reflect the respective interest of the parties as follows:

St. Jude Resources Ltd.	60.125%
Fairstar Explorations Inc.	22.375%
Government of Ghana (carried interest)	10%
Architect Co. – Partners (carried interest)	7.5%

(d) During the year, the Company sold their 50% interest in five sections of petroleum and natural gas properties located near Cold Lake, Alberta for proceeds of $348,000 to the company holding the remaining 50% interest in these petroleum and natural gas properties, Markedon Energy Ltd. Markedon is a company owned by a director of St. Jude Resources Ltd.

4. Mineral and petroleum and natural gas properties, continued:

(e) On December 15, 2002, the Company entered into an agreement with Julien Birgui Ouedraogo for the right to prospect for gold and all other precious base minerals in respect of land situated in Burkina Faso, West Africa. The agreement gives the Company the right to acquire an 80% interest in the property for a purchase price of $300,000 US, to be paid in five annual instalments of $60,000. A joint venture will be created and the shareholding in the joint venture company will reflect the respective interest of the parties as follows:

St. Jude Resources Ltd.	80%
Julien Birgui Ouedraogo	10%
Government of Burkina Faso (carried interest)	10%

The Company has the further option to purchase the vendor's 10% participating interest for a purchase price of $1 million US at any time up to twelve months from the first commercial production of gold on the property, together with the issuance of a 5% net profits interest which shall be retained by the vendor. The Company may at any time before December 15, 2006 give formal notice to the vendor of its intent to abandon the property if it determines that the property does not contain an economically viable ore body without the requirement to make any of the remaining payments described above.

5. Loans receivable:

In 2001, the Company entered into an agreement with MGB Plastics Inc. (MGB) in order to secure the right to acquire up to 50.1% of MGB by December 31, 2001. As part of this agreement, the Company agreed to advance up to $4 million U.S. to MGB in the form of a non-interest bearing demand loan. As the Company elected to waive its right to acquire shares of MGB, the demand loan will bear interest at the rate of 7.5% per annum, compounded semi-annually from the date of demand.

On February 12, 2002, the Company entered into an agreement with Abbey Holdings Inc., the sole shareholder of MGB, to acquire an option to purchase 50.1% of the shares of MGB and a promissory note receivable from MGB in the amount of $3,119,130 U.S. Consideration paid for this share purchase option and the promissory note receivable was $500,000 U.S. ($795,000 Canadian)

At January 31, 2003, management believes that it is unlikely that the Company will collect its loan receivable from MGB Plastics Inc. or exercise its option to acquire up to 50.1% of MGB. Therefore, the Company has recorded a write-down in the amount of $2,383,511, being the opening loan receivable and $795,000 in the cost of the share purchase option.

6. Equipment:

			2003
	Cost	Accumulated amortization	Net book value
Geophysical equipment	$ 87,614	$ 87,614	$ –
Office equipment	81,610	52,927	28,683
Computer hardware	34,066	12,424	21,642
Drilling equipment	15,896	9,714	6,182
Leasehold improvements	8,407	7,566	841
	$ 227,593	$ 170,245	$ 57,348

6. **Equipment, continued:**

			2002
	Cost	Accumulated amortization	Net book value
Geophysical equipment	$ 116,975	$ 116,975	$ –
Office equipment	93,055	55,703	37,352
Computer hardware	17,661	6,662	10,999
Drilling equipment	18,351	9,492	8,859
Leasehold improvements	8,407	5,885	2,522
	$ 254,449	$ 194,717	$ 59,732

7. **Share capital:**

(a) Issued shares:

	Number of shares	Consideration
Authorized:		
Unlimited Class A common voting shares without par value		
Unlimited Class B common non-voting shares without par value		
Issued:		
Class A common voting shares:		
Balance at January 31, 2001 and 2002	14,696,188	$24,073,791
Private placement for cash, February 12, 2002	3,100,000	651,000
Private placement for cash, November 11, 2002	4,326,101	3,244,576
Options exercised at various dates from January 24, 2002 to January 27, 2003	180,000	37,800
Options exercised (note 8)	–	45,720
Warrants exercised at various dates from January 7, 2002 to January 24, 2003 [note 7(c)]	72,703	34,685
Balance, January 31, 2003	22,374,992	$28,087,572

7. Share capital, continued:

(b) Options:

The Company does not have a formal stock option plan. The Board of Directors makes a recommendation annually concerning any stock options to be granted to the employees and directors. Stock options require the approval of the regulators.

	Number of optioned shares	Weighted average exercise price
Outstanding, end of 2001	1,460,000	$ 0.45
Cancelled	(360,000)	(0.45)
Outstanding, end of 2002	1,100,000	0.45
Cancelled	(1,100,000)	(0.45)
Granted	1,460,000	0.21
Granted	150,000	0.70
Granted	75,000	0.80
Granted	290,000	1.30
Exercised	(180,000)	(.21)
Outstanding, end of 2003	1,795,000	$ 0.45

During the year, employees and directors of the Company exercised stock options for 180,000 common shares for aggregate cash consideration of $37,800.

The following table summarizes information about the stock options outstanding at January 31, 2003:

	Exercise price	Number of options outstanding and exercisable	Weighted average remaining life	Expiry date	Weighted average exercise price
Directors' options	$ 0.21	842,500	4.03 years	February 12, 2007	$ 0.21
Employee options	0.21	437,500	4.03 years	February 12, 2007	0.21
Employee options	0.80	75,000	1.86 years	December 12, 2004	0.80
Employee options	0.70	150,000	1.39 years	June 21, 2004	0.70
Employee options	1.30	290,000	2.95 years	January 13, 2006	1.30

During the year, compensation costs in the amount of $491,987 were recorded in the statement of operations for options granted to employees and directors.

7. Share capital, continued:

(b) Options, continued:

The stock-based compensation costs reflected in these statements were calculated using the Black-Scholes option pricing model assuming a risk-free interest rate ranging from 3.3% - 4.7%, an expected volatility ranging from 128% – 154%, expected dividends of $nil, and expected lives of stock options from 2 – 5 years.

Subsequent to year end, 25,000 employee options were exercised to purchase 25,000 shares for cash consideration of $5,250.

(c) Warrants:

During the year, the Company issued warrants, of which the following are still outstanding at January 31, 2003:

	Expiry date	Number of shares	Price per share
Share purchase warrants	May 28, 2004	3,052,000	$ 0.28
Share purchase warrants	June 3, 2004	2,089,717	0.90
Share purchase warrants	June 4, 2004	73,333	.90
Agent compensation warrants	December 3, 2004	393,240	0.86

During the year, 48,000 share purchase warrants and 24,703 agent compensation warrants were exercised to acquire 72,703 common shares for total cash consideration of $34,685.

During the year, fair value in the amount of $206,335 was charged as share issue costs to deficit with respect to the issued agent compensation warrants. The fair value related to these warrants was calculated using the Black-Scholes option pricing model using the same assumptions as those described for options in note 7(b) above.

8. Contributed surplus:

Balance, January 31, 2001 and 2002	$	–
Options granted [note 7(b)]		491,987
Warrants granted [note 7(c)]		206,335
Options exercised		(45,720)
Balance, January 31, 2003	$	652,602

9. Commitments:

(a) On September 1, 2002, the Company entered into a one year operating lease for premises. Minimum annual lease payments under the lease are as follows:

2003	$	23,364

(b) On July 1, 2002 the Company renewed a five year agreement with Bluestar Management Inc., a company owned by the President of St. Jude Resources Ltd., to acquire management services for $17,500 per month to July, 2007.

(c) On January 13, 2003, the Company entered into a one year service agreement with National Media Associates to conduct media awareness programs on behalf of the Company for $5,000 US per month to January, 2004.

10. Future income taxes:

Income tax expense differs from the amounts computed by applying the combined federal and provincial income tax rate of 39.6% (2002 – 44.6%) to pre-tax loss as a result of the following:

	2003	2002
Loss before income taxes	$ (4,143,965)	$(1,930,276)
Expected income tax recovery at basic rate	$(1,641,010)	$ (860,903)
Non-taxable portion of foreign exchange loss (gain)	2,549	(60,586)
Non-deductible portion of write-down of loan receivable	507,315	392,919
Non-deductible meals and entertainment expenses	701	345
Large corporations tax	11,149	6,172
Increase in valuation allowance provided with respect to future tax assets arising in current year:		
Non-capital losses carried forward for income tax purposes	82,927	387,739
Capital losses carried forward for income tax purposes	786,221	–
Excess tax basis of loans receivable	139,929	392,919
Unrealized foreign exchange gain	2,549	(60,586)
Share issue costs (expiration)	121,111	(210,992)
Other	(2,292)	19,145
	$ 11,149	$ 6,172

10. Future income taxes, continued:

The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities are presented below:

	2003	2002
Future tax assets:		
Non-capital losses carried forward	$ 1,828,952	$ 1,556,946
Capital losses carried forward	786,221	–
Excess tax bases over net book value of mineral properties	124,010	–
Undepreciated capital cost in excess of net book value	118,081	123,356
Share issue costs	162,255	219
Excess tax basis of loans receivable	–	392,919
Other	6,036	1,053
Total gross future assets	3,025,555	2,074,493
Less valuation allowance	(3,025,555)	(1,984,007)
	–	90,486
Future tax liabilities:		
Net book value of mineral properties in excess of tax pools	–	(29,900)
Unrealized foreign exchange gain	–	(60,586)
Net future tax asset	$ –	$ –

The Company and its subsidiaries have accumulated non-capital losses carried forward for income tax purposes of $4,265,209 which can be applied against future years' taxable income. These losses will expire as follows:

2003	$ 372,717
2004	242,101
2005	567,807
2006	508,661
2007	568,590
2008	361,664
2009	869,370
2010	1,127,656
	$ 4,618,566

10. Future income taxes, continued:

The Company has accumulated capital losses carried forward for income tax purposes of $1,985,406 which can be applied against future years' taxable capital losses.

11. Related party transactions:

During the year, the following amount was paid for management services to a company controlled by the President of St. Jude Resources Ltd.:

	2003	2002
Bluestar Management Inc.	$ 210,000	$ 210,000

This transaction is in the normal course of operations and is measured at the exchange amount of consideration established and agreed to by the related parties.

12. Fair value of financial assets and financial liabilities:

The carrying value of cash, accounts receivable and accounts payable and accrued liabilities approximates their fair values due to the relatively short periods to maturity of the instruments. The fair value of foreign exchange on the US dollar currency is based on the exchange price at January 31, 2003.

13. Supplementary information to the Statements of Cash Flows:

	2003	2002
Interest received	$ 17,820	$ 186,879
Income and capital taxes paid	11,615	20,748
Income and capital taxes refunded	16,535	2,023

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F

(Previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC, V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

ISSUER DETAILS:

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
St. Jude Resources Ltd.	January 31, 2003	June 18, 2003
ISSUER'S ADDRESS	ISSUER'S FAX NO.	ISSUER'S TELEPHONE NO.
#200, 5405 - 48th Avenue Delta, British Columbia Canada, V4K 1W6	(604) 940 - 6566	(604) 940 - 6565
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS	
info@stjudegold.com	www.stjudegold.com	
CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Michael A. Terrell	President and C.E.O.	(as above)

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	NAME	DATE SIGNED
➢ [signature]	Michael A. Terrell	June 18, 2003
DIRECTOR'S SIGNATURE	NAME	DATE SIGNED
➢ [signature]	D. Mark Eilers	June 18, 2003

(SCHEDULE "A") FINANCIAL INFORMATION

Please find enclosed the company's Annual Audited Financial Statements, which include:

- Consolidated Balance Sheets;
- Consolidated Statements of Operations and Deficit;
- Consolidated Statements of Cash Flows.

(SCHEDULE "B") SUPPLEMENTARY INFORMATION

(As at January 31, 2003)

Securities: The following shares were issued during the quarter in question:

Date	Number of Shares	Type of Issue	Price per Share	Consideration Received
December 3 & 5, 2002	4,326,101	Private Placement	$0.75	$3,244,576.00
December 12, 2002	12,500	Exercise of Options	$0.21	$2,625.00
December 19, 2002	15,000	Exercise of Options	$0.21	$3,150.00
January 7, 2003	4,147	Exercise of Agent's Compensation Warrants	$0.86	$3,566.42
January 16, 2003	48,000	Exercise of Warrants	$0.28	$13,440.00
January 16, 2003	37,500	Exercise of Options	$0.21	$7,875.00
January 23, 2003	20,556	Exercise of Agent's Compensation Warrants	$0.86	$17,678.16
January 27, 2003	15,000	Exercise of Options	$0.21	$3,150.00

- Total issued and outstanding shares as at January 31, 2003: 22,374,992.

Options: The following incentive stock options were granted during the quarter in question:

Optionee	Type of Option	Insider: Yes / No	Number of Shares	Exercise Price	Expiry Date
Midan, W. Ken	Employee	No	75,000	$0.80	December 12, 2004
National Media Associates	Employee	No	290,000	$1.30	January 13, 2006

Warrants: The following warrants were issued during the quarter in question:

Date	Shares Exercisable under Warrants (RE: Private Placement)	Term of Warrant	Exercise Price during Term	Expiry Date
December 3, 2002	2,089,717	1.5 years	$0.90	June 3, 2004
December 4, 2002	73,334	1.5 years	$0.90	June 4, 2004
December 4, 2003 (Agent's Compensation Warrants)	393,240	2 years	$0.86	December 3, 2004

Directors and Officers:

Directors	Officers
Michael A. Terrell	Michael A. Terrell: President and Chief Executive Officer
D. Mark Eilers	Mary-Jane Hamula: Corporate Secretary
Chris A. Bennett	Todd McMurray: Vice-President of Corporate Development

Non-Arms Length Transactions: The aggregate amount of expenditures made to parties not at arms length from the issuer during the quarter was NIL. Note however, management fees are paid to Bluestar

Management Inc., a company controlled by Michael A. Terrell, in connection with its commitment to provide management services.

(SCHEDULE "C") **MANAGEMENT DISCUSSION AND ANALYSIS**

(As at June 18, 2003)

This management discussion and analysis covers the year ending January 31, 2003, as well as subsequent events up to the date this report is certified by the Issuer.

NATURE OF BUSINESS

St. Jude Resources Ltd. is primarily in the mineral exploration business. At the present time, the company has four gold projects. The Uchi Lake project is located in northwestern Ontario, in the Red Lake Mining District and other three projects are in West Africa. The Hwini-Butre and the South Benso concessions are located in the western region of Ghana, West Africa, and the Goulagou is located in the north central region of Burkina Faso.

The company also has two non-resource investments, which in consultation with its auditors, the company has written down completely as of January 31, 2003.

FINANCIAL REVIEW

For the Fiscal Year Ending January 31, 2003

During the financial year ending January 31, 2003, the company realized consulting revenues in the amount of $86,124 (2002 - $115,432), interest income in the amount of $17,820 (2002 - $187,256) and a foreign exchange loss of $12,876 (2002 - gain of $271,686). The principal reasons for the decrease in interest income during the year were prevailing interest rates being considerably lower, and the company having less capital on which interest was earned. Consulting revenues were contributed by i to i logistics in which the company has a 51% interest.

During this financial period, the company took a write down on its Uchi Lake mineral property in the amount of $397,747, along with a write down of the MGB loan receivable in the amount of $2,383,511. In consultation with the company's auditors and having regard to prudent accounting practices, the company elected to write down its Uchi Lake mineral property due to the lack of activity on the project over the last several years. The loan receivable to MGB Plastics Inc. was also written off due to management's belief that it is unlikely that the company could collect on this loan. In this regard, the company has also written off the cost of share purchase option in MGB Plastics Inc. in the amount of $795,000.

Expenses incurred during the financial year ended January 31, 2003, were $1,516,447 which represents an increase of $599,097 over expenses of $917,350 incurred during the financial year ended January 31, 2002. The most significant component of the increase in expenses was the addition of a new expense item referred to as compensation expense. This is a non cash expense which is calculated pursuant to a complex formula referred to as the Black-Scholes Option Pricing Model which attributes an expense to the company, among other factors, based on the weighted average exercise price of options and the number of options outstanding during the financial period in question. Consulting fees for the year ended January 31, 2003, were $360,303 (2002 - $256,018). The increase in this regard is related to investor relations activities, and the consulting activities of i to i logistics inc., the expenses of which are reflected in the consolidated financial statements of the company. Management fees remained unchanged year over year where the company pays a management fee to Bluestar Management Inc., a company controlled by Michael A. Terrell, the President and C.E.O. of St. Jude. Bluestar provides St. Jude with ongoing administrative management services pursuant to a management contract. Wages and employee benefits for the period were $89,726 down from $134,312 for the previous year. Salaried employees carry out the day-to-day operations at the company's head office in Delta, British Columbia, including reception, secretarial, and some investor relations and communication functions. Office expenses, which include communication costs, delivery charges, office supplies and office equipment leases decreased slightly from $44,917 (January 31, 2002) to $42,055 for the period in question. Professional fees relating to legal and accounting services were also up during this financial year at $55,185, compared to $40,098 in 2002. Travel expenses were up at $78,768 from $58,504 last year. Promotion & Advertising was up from $15,059 in the same year end period 2002 to $59,215 this year, primarily due to increased investor relations activities. The company did not undertake any non-capitalized exploration activity and accordingly, there are no exploration costs recorded for the period ended January 31, 2003.

During the 12 month period ended January 31, 2003, the company capitalized deferred exploration costs in the amount of $2,105,611, where $159,253 were spent at the Hwini-Butre project, $1,725,453 was spent on the South Benso project, and $220,905 was spent at the company's new Goulagou project in Burkina Faso. Please refer to the attached Schedule of Deferred Exploration Costs for a property-by-property breakdown.

The company recorded a net loss of $4,155,129 during the year ended January 31, 2003, compared to a net loss of $1,936,448 in the previous year. The most significant components of the increased losses as discussed above, relate to write downs of loan receivables and mineral properties, together with the introduction of the non cash compensation expense. This resulted in a net loss of $0.225 per share, compared to a net loss of $0.132 per share in the previous year.

The company is in the mineral exploration and development business and as such, is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business. The industry is capital intensive and subject to fluctuations in metal prices, market sentiment, foreign exchange and interest rates. There is no certainty that properties which the company has deferred as assets on its balance sheet will be realized at the amounts recorded.

The only sources of future funds for further exploration programs, or if such exploration programs are successful for the development of economic ore bodies and commencement of commercial production thereon, which are presently available to the company are the sale of equity capital or the offering by the company of an interest in its properties to be earned by another party carrying out further exploration or development. There is no assurance that such sources of financing will be available on acceptable terms, if at all.

MATERIAL TRANSACTIONS

During the period ended January 31, 2003, the company did enter into a material transaction with respect to the acquisition of its Goulagou project in Burkina Faso, the particulars of which are outlined in the project summary below. All other material transactions which took place during the year, have been reported in the quarterly report in which they took place.

PROJECT SUMMARIES

Uchi Lake Property: The Uchi Lake property consists of 20 claims in the Red Lake Mining District of northwestern Ontario. The property is directly adjacent and south of the old Uchi Lake Gold Mine which produced approximately 110,000 oz. of gold in the early 1900's. To date, St. Jude carried out geochemical surveys, geophysical surveys and trenching programs which lead the company to complete two drill programs on the Waco Vein system on the western portion of the property. Drilling to date has traced a high grade vein system which is averaging approximately 1.1 oz. au/ton across an average width of approximately four feet. This zone has been traced for a strike length of 300 feet and it remains open at depth and to the north. Although the company has not been active on the property for several years, the property remains in good standing and the company has assessment work credits to keep the property in good standing for at least 10 more years. The company is in the process of evaluating proposed work programs to properly evaluate the full potential of this property. In consultation with our auditors, the company has elected to write down the Uchi Lake property to a value of $1.00 on our financial statements due to the lack of activity on this project over the past several years.

Hwini-Butre Concession, Ghana, West Africa: The company acquired the Hwini-Butre concession in early 1995. Pursuant to our property agreement, St. Jude has the right to earn up to a 65% interest in the property, through a combination of exploration expenditures and cash payments. St. Jude was required to spend US $1 million in exploration expenditures which has been completed. The company currently holds a 49% interest in the property and upon the payment of US $800,000, the company can increase its ownership to 65%. At that time, the Government of Ghana will have a 10% carried interest, and our joint venture partner, Hwini-Butre Minerals Ltd., will hold a 24.5% participating interest. In the event that our joint venture partner elects not to participate in the development of the project, its interest will be reduced to a 12.5% carried interest, or at their option, to a 6% net profits interest.

The property straddles approximately 20 km. of the main Ashanti gold belt and hosts several highly prospective prospects. Geophysical and geochemical surveys have been carried out over the entire concession and a number of highly prospective targets have been identified. The company has focused on the southern end of the concession. Several km. of trenching and over 1,000 pits have been excavated. To date, the company has completed over 25,000 meters of diamond drilling on the project and an economic grade zone of mineralization has been established over a strike length of approximately 1,000 meters, running from the Adoikrom deposit in the north, through the Father Brown zone, to the Dabokrom shaft zone in the south. Furthermore, the extensive pitting in the southern sector has identified large areas of surface enrichment down to a depth of three to five meters. In addition to the main zone of mineralization, the company is optimistic that this surface enrichment has the potential to become an extremely low cost source of ore which can be processed quickly and profitably.

On January 18, 2002, the company released a preliminary resource estimate on the Hwini-Butre concession which was prepared by the Toronto based firm of Watts, Griffis and McOuat Limited ("WGM"), consulting geologists and engineers. WGM is acting as St. Jude's independent qualified person (firm) as defined by the TSE/OSC Mining Standard Task Force and has been retained by St. Jude as an ongoing technical advisor on the project. WGM has confirmed that the classification of the mineral resources conforms with the definitions provided in National Instrument 43-101 and followed the guidelines adopted by the Council of the Canadian Institute of Mining Metallurgy and Petroleum ("CIM Standards").

Resources have been estimated only at the Adoikrom, Father Brown and Dabokrom deposits. The study confirms that to date, these three deposits contain an Indicated Resource of 4.25 million tonnes grading 4.11 g/t au, plus an Inferred Resource consisting of two components; an insitu resource of 1.72 million tonnes grading 3.01 g/t au, and eluvial and reworked surface material totalling 5.66 million tonnes grading 1.14 g/t au. The Indicated Resource contains 562,000 oz of gold and the Inferred Resource contains 374,000 oz of gold.

On March 27, 2002, the company reported drill results from 39 new drill holes on the Hwini-Butre concession. The drilling on the Adoikrom, Father Brown and Dabokrom deposits (the southern targets) was in-fill and/or step-out drilling based on recommendations from WGM. The purpose of the drilling at the southern targets was to upgrade the quality of some of the resources from the inferred to the measured and indicated category. The results reported were consistent with and/or better than previous results from the southern targets and these drill results will be plotted and interpreted in conjunction with previous results for the purpose of arriving at an updated resource estimate.

Included in the March 27th News Release were the results of five new drill holes at the Abada target, which were also considered to be encouraging. The results from the Abada target have yet to be considered as a resource and follow up drilling at this target is being contemplated at this time.

South Benso Concession, Ghana, West Africa: In late 2000, the company entered into an agreement with Fairstar Explorations Inc., of Montreal, Quebec, to acquire an interest in Fairstar's South Benso concession located in Ghana, West Africa. The South Benso concession is located directly adjacent to and north of the company's Hwini-Butre concession. Pursuant to our agreement with Fairstar, St. Jude can earn a 60.125% participating interest in the property by advancing the project to the feasibility report stage. Fairstar retains a 22.375% participating interest in the concession, and a local Ghanaian firm retains a 7.5% carried interest. The Ghanaian Government will retain its customary 10% carried interest. St. Jude is the operator of this project.

The company has been carrying out a variety of surface exploration and diamond drilling and has focused most of our exploration on the area referred to as Subriso. Originally, our drilling activities had encountered significant drill intersections in an area referred to as Subriso East and a second area referred to as Subriso West.

On May 29, 2002, the company announced the discovery of a new zone of mineralization referred to as the Subriso Central area, which is located between the Subriso East and Subriso West. The Subriso Central deposit was discovered adjacent to and in the footwall of Subriso West. The discovery hole for Subriso Central was SJB-47, which averaged 10.02 g/t au over 15 meters. This hole was drilled as a follow-up to an earlier intersection in the footwall of the Subriso West zone from hole SJB-13 which returned 10.83 g/t au over 5 meters.

On August 1, 2002, the company announced the results of 10 new drill holes in the Subriso Central and Subriso West zone gold deposits.

On September 20, 2002, the company announced additional significant drill intersections from the last 30 drill holes which were completed on the South Benso concession. Overall, the company continues to be encouraged by the consistent above average grades and widths of the gold intersections which have been encountered at the Subriso deposits. For example, recently announced results from Subriso include:

Subriso East Zone	Subriso West Zone	Subriso Central Zone
• ***10m of 14.49 g/t au***	• ***14m of 10.29 g/t au***	• ***10m of 14.87 g/t au***
• ***9m of 15.96 g/t au***	• ***36m of 7.16 g/t au***	• ***15m of 10.02 g/t au***
• ***9m of 11.84 g/t au***	• ***29m of 9.42 g/t au***	• ***12m of 78.71 g/t au***

On January 27, 2003, the company announced the results from five new holes at the Subriso East deposit, which were considered to be quite significant and further delineated the zone of mineralization at the Subriso East "Hill B area".

On March 19, 2003, the company announced the discovery of a new high grade zone of mineralization S.W. of the Subriso West deposit. This new zone of mineralization is referred to as the G-Zone and it is the first of several new highly prospective geochemical gold anomalies which have been established by the reinterpretation of local geology with the presence of quartz-feldspar porphyry intrusions are now known to have a significant impact on gold deposition in the greater Subriso area. The table below sets out the new results from the G-Zone, the most significant of which is a 42 meter intersection, averaging 6.9 g/t au:

Hole #	Dip Degrees (-)	Azimuth	Coordinates North (m)	Coordinates East (m)	From - To (m)	Interval Width (m)	Grade g/t Au
G-ZONE							
122 RC	-45	90	600N	-1675E	19 - 22	3	2.99
					27 - 41	14	2.35
123 RC	***-45***	***90***	***600N***	***-1700E***	***25 - 67***	***42***	***6.9***
					46 - 67	***21***	***10.09***
126 RC	-45	90	650N	-1700E	6 - 9	3	3.45
					26 - 36	10	1.79
127 C	-45	90	600N	-1725E	89 - 94	5	4.82
130 C	-45	90	550N	-1675E	0 - 8	8	1.92
131 C	-45	90	650N	-1725E	49 - 61	12	3.96

Drilling is continuing on the South Benso project on the G-Zone and other new anomalies.

Goulagou Project, Burkina Faso, West Africa: On December 17, 2002, the company announced the acquisition of its Goulagou project in Burkina Faso. The concession is 249 sq. km. in size and is located approximately 100 km. west of the capital city of Ouagadougou and 20 km. north of the city of Ouahigouya. The company can acquire a 100% interest, (subject to the standard government carried interest of 10%), on a staged basis, such that St. Jude earns the initial 90% interest by making five annual payments of US $60,000.00 for a total of US $300,000.00. The first annual payment totalling US $60,000.00 has been made. St. Jude has the further option to acquire the Vendor's remaining 10% participating interest for a further payment of US $1.0 million at any time up to 12 months from first commercial gold production on the property, together with the issuance of a 5% net profits interest, which shall thereafter be retained by the vendor.

The Goulagou project was part of a larger land assembly held by Channel Resources Ltd. ("CRL") from 1994 to 2001. CRL carried out extensive exploration on Goulagou, including mapping, soil and rock sampling, airborne geophysics as well as 421 drill holes (in combination of Core, RC and RAB drilling), totalling 22,868 meters. The two principal targets which have been identified to date at this project, are referred to as the GG1 and GG2 deposits. On March 5, 2003, the company announced results from its first nine drill holes at GG2, the most significant of which included a 50 meter intersection, averaging 3.6 g/t au. Those results are set out in the table below:

Hole #	Dip Degrees (-)	Azimuth	Coordinates		From -To (m)	Interval Width (m)	Grade g/t Au
			North (m)	East (m)			
SJBF-2	-45	180	1505609	576096	31-81	50	3.6
					135 - 150	15*	2.38
SJBF-3	-45	180	1505455	576188	19 - 26	7	2.87
					75 - 80	5	1.45
SJBF-4	-50	360	1505436	576088	95 - 117	22	2.66
					172 - 184	12*	1.48
SJBF-5	-45	180	1505522	576199	91 - 94	3**	0.83
SJBF-6	-45	180	1505525	576095	9 - 14	5	2.26
SJBF-7	-45	180	1505577	576100	5 - 23	18	2.85
					36 - 48	12	3.33
					109 - 117	8	3.26
SJBF-8	-45	180	1505576	576147	9 - 20	11***	3.31
SJBF-9	-45	180	1505534	576143	35 - 53	18	1.6
SJBF-10	-50	180	1505430	576187	10 - 20	10	2.37

*stopped in mineralization ** stopped before mineralization *** hole lost before 2nd zone

On May 28, 2003, the company announced results from a further 14 drill holes from the GG2 deposit, the most significant of which was a 67 meter intersection, averaging 2.02 g/t au. Those results are set out in the table below:

Hole #	Dip Degrees (-)	Azimuth	From - To (m)	Interval Width (m)	Grade g/t Au
SJG2 - 11	-45	180	50 - 60	10	1.54
SJG2 - 12	-45	180	55 - 89	34	1.57
incl.	-45	180	79 - 89	10	2.71
SJG2 - 13	-45	180	36 - 53	17	3.13
SJG2 - 14	**-45**	**180**	**7 - 74**	**67**	**2.02**
incl.	-45	180	41 - 62	21	3.20
SJG2 - 15	-45	180	7 - 78	8	1.97
SJG2 - 16	-45	180	24 - 32	8	1.11
SJG2 - 17	-45	180	61 - 70	9	1.36
SJG2 - 18	-45	180	73 - 92	19	1.13
incl.	-45	180	74 - 84	10	1.57
SJG2 - 19	-45	180	106 - 113	7	0.79
SJG2 - 20	-45	180	68 - 72	4	7.52
SJG2 - 21	-45	180	21 - 43	22	2.19
incl.	-45	180	33 - 43	10	3.50
	-45	180	60 - 66	6	3.66
SJG2 - 22	-45	180	60 - 64	4	1.54
	-45	180	82 - 93	11	1.11
SJG2 - 23	-45	180	66 - 101	35	1.20
Incl.	-45	180	66 - 77	11	2.30
	-45	180	110 - 114	4	1.34
	-45	180	119 - 121	2	1.75
	-45	180	126 - 129	3	1.20
SJG2 - 24	-45	180	23 - 45	22	1.07
incl.	-45	180	23 - 28	5	1.89
incl.	-45	180	41 - 45	4	3.08

The company has spent the past six months at the Goulagou project and has been carefully comparing our exploration results with the CRL data, and management is of the opinion that the exploration carried out by CRL was done in a professional and diligent manner. All of our exploration results to date, have verified the accuracy of the comparable CRL drill results.

The company plans to continue drilling at the GG1 and GG2 deposits as well as at any other identified prospects.

MGB Plastics Inc.: The company originally entered into a Memorandum of Understanding with MGB, whereby St. Jude could acquire up to a 50.1% interest in MGB by investing up to US $4 million on a staged acquisition basis. To date, the funds invested in MGB are in the form of a demand loan, which is convertable into shares of MGB. The company has written down this loan which is currently carried as a loan receivable in the amount of $2,383,511 CDN.

Due to the economic downturn and the financial difficulties encountered by MGB, in February 2002, the company elected not to inject any further funds into MGB by way of demand loan pursuant to its Memorandum of Understanding. Accordingly a much less expensive, new arrangement was negotiated to acquire a 50.1% interest directly from the sole shareholder of MGB. Since that time, the company has been taking steps to spin off its investment in MGB into a stand alone corporate entity, which in the future, can self finance with minimum involvement by St. Jude.

As at the year ended January 31, 2003, the company, in consultation with its auditors, has completely written down the loan receivable and our entire investment in MGB Plastics Inc., due to management's belief that it is unlikely that the company could collect on its loan receivable from MGB Plastics or exercise its option to acquire a 50.1% interest, without incurring further significant financial involvement which the company is not prepared to undertake.

i to i logistics inc.: St. Jude has a 51% interest in i to i. The President of i to i is Mr. Michael Docherty of Michael Docherty & Associates. i to i was established on November 15, 2000, and since that time, i to i has made significant progress in establishing itself as an outsource logistics company, which will provide both internet based and traditional supply chain management services. To date, the company has focused on securing several forth party logistic consulting contracts which are forming a good solid client base for the company. At the same time, i to i is also working to develop leads for third party logistic opportunities where i to i can establish gain sharing joint venture opportunities with clients who are interested in outsourcing certain aspects of their supply chain logistics. The company is pleased to report that during the nine month period ended October 31, 2002, the consulting operations of i to i generated operating income in the amount of $70,374. i to i is not in a positive cash flow position yet. Shareholders and other interested parties are encouraged to visit i to i's website at http://www.itoilogistics.com.

At this point in time, the company is taking steps to ensure that i to i can exist as a stand alone corporate entity, which in the future, can self-finance without any further involvement from St. Jude.

GENERAL / OTHER

Material Differences in Actual Use of Proceeds: There has been no material difference in the actual use of proceeds from any previous disclosure by the issuer regarding the intended use of proceeds.

Investor Relations Activities: Investor relations functions were accomplished through personnel whose duties include dissemination of news releases, investor communications, and general day-to-day operations of this department. Mr. Todd McMurray, Vice-President of Corporate Development, assists in the implementation of our investor relations program. The company has also engaged the services of National Media Associates, based in Los Angeles, to conduct a media awareness programs on behalf of the company, the terms of the service agreement specify a term of one year, with a monthly fee of US $5,000.00. The company has also issued 290,000 incentive stock options to National Media Associates which shall vest in stages over a period of 12 months, with no more than 25% of the options vesting in any three month period.

Subsequent Material Transactions: There have been no material transactions subsequent to January 31, 2003.

Legal Proceedings, Liquidity and Solvency: At this time, no legal proceedings by/or against the company have been commenced. As of January 31, 2003, the company had approximately $2,891,480 in its treasury. The company is in good standing and has sufficient capital on hand to meet its ongoing obligations as they become due for the foreseeable future.

Transfer Agent: CIBC Mellon Trust Company

Trading Symbol: SJD - TSX Venture Exchange

SEC Exemption under Rule 12g3-2(b): No. 82 - 4014

Please direct all inquires to:

Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6

Tel : (604) 940 - 6565
Fax: (604) 940 - 6566

www.stjudegold.com

ST. JUDE RESOURCES LTD.

Schedule of Deferred Exploration Costs (Note 4)

For the Year Ending January 31, 2003

Uchi Lake Property, Ontario

	Acquisition Costs to Date	Year End January 31, 2001	Year End January 31, 2002	Year End January 31, 2003
Balance beginning of period		386,906.00	397,748.18	397,748.18
Acquisition costs	12,000.00	-	-	(11,999)
Consulting / personnel		10,842.18	-	(74,362)
Consumable field equipment		-	-	-
Drilling		-	-	(238,311)
Support services		-	-	-
Line cutting & clearing		-	-	(5,000)
Trenching & pitting		-	-	(11,000)
Geological mapping		-	-	(5,000)
Geophysical surveys		-	-	(42,075)
Geochemical surveys		-	-	(10,000)
Total for period		10,842.18	-	(397,747)
Written off		-	-	(397,747)
Balance end of period		397,748.18	397,748.18	1.00
Total to date Uchi Lake			397,748.18	1.00

Hwini-Butre Property, Ghana

	Acquisition Costs to Date	Year End January 31, 2001	Year End January 31, 2002	Year End January 31, 2003
Balance beginning of period		9,874,824.52	10,292,678.94	11,469,813.08
Acquisition costs	-	-	-	-
Consulting / personnel		303,629.53	283,451.86	90,413.75
Consumable field equipment		-	-	-
Drilling		5,040.75	464,479.37	98.51
Support services		108,578.96	324,966.15	58,088.04
Line cutting & clearing		605.18	72,839.37	3,136.46
Trenching & pitting		-	31,397.39	7,516.77
Geological mapping		-	-	-
Geophysical surveys		-	-	-
Geochemical surveys		-	-	-
Total for period		417,854.42	1,177,134.14	159,253.53
Written off		-	-	-
Balance end of period		10,292,678.94	11,469,813.08	11,629,066.61
Total to date, Hwini-Butre			11,469,813.08	11,629,066.61

South Benso Property, Ghana

	Acquisition Costs to Date	Year End January 31, 2001	Year End January 31, 2002	Year End January 31, 2003
Balance beginning of period		-	373,891.50	1,457,760.43
Acquisition costs	85,350.00	45,600.00	-	39,750.00
Consulting / personnel		68,490.00	170,483.75	270,234.25
Consumable field equipment		246.10	8,730.17	-
Drilling		159,096.48	512,718.59	1,010,861.61
Support services		71,061.08	292,403.39	377,184.24
Line cutting & clearing		4,538.82	33,032.36	13,364.90
Trenching & pitting		24,859.02	66,500.67	14,057.59
Geological mapping		-	-	-
Geophysical surveys		-	-	-
Geochemical surveys		-	-	-
Total for period		373,891.50	1,083,868.93	1,725,452.59
Written off		-	-	-
Balance end of period		373,891.50	1,457,760.43	3,183,213.02
Total to date, South Benso			1,457,760.43	3,183,213.02

Burkina Faso Property, West Africa

	Acquisition Costs to Date	Year End January 31, 2001	Year End January 31, 2002	Year End January 31, 2003
Balance beginning of period		-	-	0.00
Acquisition costs	94,800.00	-	-	94,800.00
Consulting / personnel		-	-	7,775.00
Consumable field equipment		-	-	-
Drilling		-	-	102,630.37
Support services		-	-	15,700.00
Line cutting & clearing		-	-	-
Trenching & pitting		-	-	-
Geological mapping		-	-	-
Geophysical surveys		-	-	-
Geochemical surveys		-	-	-
Total for period		0.00	0.00	220,905.37
Written off		-	-	-
Balance end of period		0.00	0.00	220,905.37
Total to date, Burkina Faso			0.00	220,905.37

Total Mineral Properties	15,033,186.00

ST. JUDE RESOURCES LTD.

Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6

03 JUL -2 7:21


St. Jude Resources Ltd.
St. Jude

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

TAKE NOTICE that the Annual General Meeting (the "Meeting") of the Shareholders of St. Jude Resources Ltd. (the "Corporation") will be held at the Crowne Plaza Hotel Georgia, 801 West Georgia Street, Vancouver, British Columbia, Canada, on Wednesday, July 30, 2003, at the hour of 10:00 A.M., local time, for the following purposes:

1. To receive and consider the financial statements of the Corporation for the fiscal year ended January 31, 2003, together with the auditors' report thereon.

2. To receive the report of the directors of the Corporation.

3. To elect directors for the ensuing year.

4. To appoint auditors for the ensuing year and to authorize the directors to fix their remuneration.

5. To consider and, if thought fit, pass a resolution approving an incentive stock option plan, as described in the accompanying information circular.

6. To consider amendments to or variations of any matter identified in this Notice.

7. To transact such other business as may properly come before the Meeting.

The financial statements for the fiscal year ended January 31, 2003, together with the auditors' report thereon, form part of the Management Proxy Circular of the Corporation which accompanies this Notice.

Any ***Registered Shareholder*** who is unable to attend the Meeting in person is entitled to be represented by proxy and is requested, after referring to the pertinent sections of the accompanying Management Proxy Circular, to date and sign the enclosed form of proxy, returning it in the envelope enclosed to the Corporation's registrar and transfer agent, CIBC Mellon Trust Company, #1600, 1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X1, or be delivered at the Meeting to the Secretary of the Corporation or the Chairman of the Meeting prior to the start of the Meeting.

Any ***Non-Registered Shareholder*** of the Corporation who receives these materials through a broker or through another intermediary, must complete and return the materials in accordance with the instructions provided by your broker or by the other intermediary.

A proxyholder need not be a shareholder of the Corporation. A proxy will not be valid unless it is deposited at the Corporation's registrar and transfer agent at the above address, or at the office of St. Jude Resources Ltd., not less than 48 hours (excluding, Saturdays, Sundays, and holidays) before the person named therein purports to vote in respect thereof.

DATED this 12th day of June, 2003.

BY ORDER OF THE BOARD:

MICHAEL A. TERRELL,
President & CEO

ST. JUDE RESOURCES LTD.

Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6

03 JUL -2 7:21


St. Jude Resources Ltd.
St. Jude

MANAGEMENT PROXY CIRCULAR

AS AT JUNE 12, 2003

Jude Resources Ltd.
Exemption - Rule 12g3-2(b)
File No. 82-4014

SOLICITATION OF PROXIES

THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF ST. JUDE RESOURCES LTD. (THE "CORPORATION") FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE "MEETING") OF THE CORPORATION TO BE HELD ON JULY 30, 2003, AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING. THIS SOLICITATION WILL BE PRIMARILY BY MAIL. ALL COSTS OF THIS SOLICITATION ARE TO BE BORNE BY THE CORPORATION.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the enclosed form of proxy are directors or officers of the Corporation. EACH SHAREHOLDER HAS THE RIGHT TO APPOINT A PROXYHOLDER OR ONE OR MORE ALTERNATIVE PROXYHOLDERS TO ATTEND AND ACT AT THE MEETING OR ANY ADJOURNMENTS THEREOF IN THE PLACE OF THE PERSONS SPECIFIED IN THE ENCLOSED FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE SPECIFIED PERSONS AND INSERTING THE NAME OF THE SHAREHOLDER'S NOMINEE(S) IN THE SPACE PROVIDED OR BY COMPLETING ANOTHER APPROPRIATE FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE FORM OF PROXY TO THE CIBC MELLON TRUST COMPANY, #1600, 1066 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, CANADA, V6E 3X1, AT LEAST 48 HOURS BEFORE THE MEETING.

The form of proxy must be signed by the shareholder, or by his or her attorney authorized in writing. A shareholder who has given a proxy may revoke it by an instrument in writing, executed by the shareholder or his or her attorney authorized in writing, and delivered either to the head office of the Corporation at any time up to and including the last business day before the day of the Meeting or, if adjourned, any reconvening thereof. A revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.

VOTING OF PROXIES

On any ballot that may be called for, shares represented by properly executed proxies in favour of the persons named in the enclosed form of proxy, will be voted for, or against, or withheld from voting in accordance with the specifications made therein. **If no choice is specified in the proxy, the person designated in the accompanying form of proxy will vote "for" the resolution(s) and in favour of all other matters proposed by management at the Meeting and as described in the Notice of Meeting.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting, and with respect to other matters which may properly come before the Meeting. As of the date of this Circular, management of the Corporation is not aware of any such amendment, variation or other matter to come before the Meeting other than those referred to in the accompanying Notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the shares represented by proxies given in favour of management nominees will be voted on such matters in accordance with the best judgment of such nominees.

VOTING SHARES

As of June 12, 2003, the Corporation had outstanding 22,374,992 fully paid and non-assessable common shares, each share carrying the right to one vote. The directors of the Corporation have established June 12, 2003, as the record date for the Meeting. Only holders of common shares on such date ("shareholders") or a duly appointed proxyholder will be entitled to vote at the Meeting or any adjournments thereof. Every resolution to be placed before the shareholders at the meeting will be an ordinary resolution requiring a simple majority of the votes cast at the meeting for approval.

To the knowledge of the directors and senior officers of the Corporation, the only persons or corporations that beneficially own, directly or indirectly, shares carrying more than 10% of the votes attached to the issued shares of the Corporation are:

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Shares
	NIL	

ELECTION OF DIRECTORS

The Articles of the Corporation provide that the Corporation must have not less than one, nor more than fifteen directors. It is proposed that three directors be elected at the Meeting and that the persons named below be nominated for election as directors.

The term of office of each of the present directors expires at the meeting. The persons named below will be presented for election at the meeting as management's nominees. Each director elected will hold office until the next annual meeting of the Corporation or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the By-laws of the Corporation or the provisions of the Act.

The following table sets out the names of the nominees for election as directors, the country in which each is ordinarily resident, all offices of the Corporation now held by each of them, their principal occupations, the period of time for which each has been a director of the Corporation and the number of shares of the Corporation beneficially owned by each, directly or indirectly, as at June 12, 2003:

Name, Position, Country of Residence (1)	Principle Occupation or Employment (1)	Period a Director of the Corporation	Shares Beneficially Owned, Directed or Controlled (1)
Michael A. Terrell President and Chief Executive Officer Director Canada	Barrister and Solicitor; President and CEO of St. Jude Resources Ltd.	July 7, 1987 to date	1,540,905
D. Mark Eilers Director Canada	Professional Engineer, President of Markedon Energy Ltd.	March 1, 1988 to date	5,500
Chris A. Bennett Director Canada	Director of Mine / Mill Technology, Minnovex Technologies Inc.	March 1, 1988 to date	81,317

(1) The information as to country of residence, principal occupation or employment and shares beneficially owned is not within the knowledge of the management of the Corporation and has been furnished by the respective nominees.

COMMITTEES OF THE BOARD

The corporation has an Audit Committee comprised of the following members:

- Michael A. Terrell;
- D. Mark Eilers;
- Chris A. Bennett.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON

No director or senior officer, present or nominated, or person who has been a director or senior officer since the beginning of the Corporation's last financial year, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting, other than the election of directors and the approval and ratification of incentive stock options granted to directors and employees of the Corporation.

EXECUTIVE COMPENSATION AND REMUNERATION OF DIRECTORS

The Corporation's sole executive officer is Michael A. Terrell, President and Chief Executive Officer. Prior to July 1997, no remuneration was paid to the President and Chief Executive Officer, or any other officers of the Corporation in their capacities as such.

The following table sets forth all information concerning the compensation earned during the last completed financial year by the Corporation's Chief Executive Officer. There are no other executive officers of the Corporation whose earnings exceed $100,000 during the last completed financial year:

SUMMARY COMPENSATION TABLE

Name and Principal Position	Financial Year Ended January 31st	Annual Compensation			Long Term Compensation			All other Compen-sation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options / SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts	
Michael A. Terrell, President & CEO	2003 2002 2001	210,000(1) 210,000(1) 210,000(1)	nil nil nil	nil nil nil	730,000 nil 730,000	nil nil nil	nil nil nil	nil nil nil

(1) Salary paid to Bluestar Management Inc.

Pursuant to an agreement dated July 1, 1997, Bluestar Management Inc. ("Bluestar") is paid the sum of $17,500.00 per month. Bluestar is responsible for the general administration and management of the Corporation on a daily basis, together with such other duties and responsibilities as the directors of the Corporation may from time to time determine. The agreement is for a term of five (5) years. The principal of Bluestar Management is Michael A. Terrell, the President and Chief Executive Officer of the Corporation.

During the Corporation's last financial year, the Corporation did not pay any cash compensation to its directors in their capacities as such.

The Corporation does not have any long term incentive plans.

The Corporation does not provide retirement benefits for directors or executive officers.

The Corporation does not have any "plans" pursuant to which cash or non-cash compensation was paid or distributed to executive officers during its last completed financial year, or is proposed to be paid or distributed in a subsequent year.

The following table sets forth the individual grants of options to purchase common shares during the fiscal year ending January 31, 2003, in respect of the President and Chief Executive Officer:

OPTION GRANTS

Name	Financial Year	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiry Date
Michael A. Terrell	2003	730,000	37.00%	$0.21	$0.28	February 12, 2007

The following table sets forth the incentive stock options to purchase common shares exercised and held during the fiscal year ending January 31, 2003, in respect of the President and Chief Executive Officer:

AGGREGATED OPTION EXERCISES AND OPTION VALUES

Name	Financial Year	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at F.Y. End (#) Exercisable / Unexercisable	Value of Unexercised in-the-Money Options at F.Y. End ($) Exercisable
Michael A.Terrell	2003	Nil	-	730,000	$941,700

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

With the exception of the Management Agreement with Bluestar Management Inc. referred to in the preceding section above, none of the insiders of the Corporation, nor any proposed nominee for election as director, nor any associate or affiliate of said persons, has had any material interest, direct or indirect, in any transaction, which has materially affected or would materially affect the Corporation or any of its subsidiaries since the commencement of the Corporation's last financial year.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the corporation, proposed nominees for directors if same are to be elected, or associates or affiliates of said person, have been indebted to the Corporation at any time since the beginning of the last completed financial year of the Corporation.

APPOINTMENT OF AUDITORS

KPMG, Chartered Accountants, 10125 - 102 Street, Edmonton, Alberta, T5J 3V8, will be nominated at the Meeting for reappointment as auditors of the Corporation at a remuneration to be fixed by the directors. KPMG have been the auditors of the Corporation since 1988.

OTHER BUSINESS

a) Approval of Stock Option Plan

In order to provide incentive to directors, officers, employees and others who provide services to the Corporation, the directors of the Corporation have developed an incentive stock option plan (the "Stock Option Plan") for the granting of incentive options to purchase common shares of the Corporation.

TSX Venture Exchange Policy 4.4 provides that the Stock Option Plan must receive "disinterested shareholder approval," which is defined as being approval by a majority of votes cast by all shareholders at the Meeting excluding votes attached to shares beneficially owned by insiders of the Corporation and their associates, if the number of shares reserved for issuance under the Stock Option Plan to be granted to insiders of the Corporation will exceed 10% of the outstanding common shares of the Corporation. As the Corporation anticipates that this will be the case once the Stock Option Plan has been implemented, shareholders will be asked at the Meeting to provide disinterested shareholder approval to the Stock Option Plan. A draft of the proposed Stock Option Plan will be presented to shareholders for their review at the Meeting.

The text of the resolution approving the Stock Option Plan to be considered and, if thought fit, approved at the Meeting is substantially as follows:

"BE IT RESOLVED THAT:

1. The Stock Option Plan, substantially in the form presented to the Meeting, and adoption and implementation thereof by St. Jude Resources Ltd. be and is hereby ratified, confirmed and approved.

2. Any one director or officer of St. Jude Resources Ltd. be and is hereby authorized to do any things and execute all instruments necessary or desirable to give effect to this resolution.

3. Notwithstanding that this resolution has been duly passed by the shareholders of St. Jude Resources Ltd., the directors of St. Jude Resources Ltd. be and are hereby authorized and empowered to revoke this resolution at any time."

In addition to disinterested shareholder approval, the Stock Option Plan will also require the final approval of the TSX Venture Exchange. As set out in the text of the resolution, notwithstanding its approval, the board of directors may determine not to proceed with the Stock Option Plan at any time prior to its implementation.

Management of the Corporation recommends that shareholders vote in favour of the approval of the Stock Option Plan, and the persons named in the enclosed form of proxy intend to vote for the approval of the Stock Option Plan at the Meeting unless otherwise directed by the shareholders appointing them.

Management is not aware of any other matter to come before the meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the form of Proxy to vote the shares represented thereby in accordance with their best judgement on such matter.

THE CONTENTS AND THE SENDING OF THIS MANAGEMENT PROXY CIRCULAR HAVE BEEN APPROVED BY THE BOARD OF DIRECTORS OF THE CORPORATION.

Dated: June 12, 2003.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President and C.E.O.

ST. JUDE RESOURCES LTD.

Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6


St. Jude

PROXY

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF ST. JUDE RESOURCES LTD. (THE "CORPORATION") FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE "MEETING") TO BE HELD ON WEDNESDAY, JULY 30, 2003.

The undersigned, a registered shareholder of the Corporation, hereby appoints MICHAEL A. TERRELL, President and a director of the Corporation, or failing him, ______________________________ ______________________________, as Proxy, with full power of substitution, to attend and vote on behalf of the undersigned at the Meeting to be held at the Crowne Plaza Hotel Georgia, 801 West Georgia Street, Vancouver, British Columbia, Canada, on Wednesday, July 30, 2003, at 10:00 A.M., local time, and at any adjournments thereof and directs the nominee to vote or abstain from voting his shares in the manner indicated below:

1. **ELECTION OF DIRECTORS:**

The nominees proposed by management of the Corporation are:

Michael A. Terrell:

VOTE FOR ☐
WITHHOLD VOTE ☐
on the appointment of Michael A. Terrell, as a director of the Corporation.

D. Mark Eilers:

VOTE FOR ☐
WITHHOLD VOTE ☐
on the appointment of D. Mark Eilers, as a director of the Corporation.

Chris A. Bennett:

VOTE FOR ☐
WITHHOLD VOTE ☐
on the appointment of Chris Bennett, as a director of the Corporation.

2. **AUDITORS:**

VOTE FOR ☐
WITHHOLD VOTE ☐
on the appointment of KPMG, Chartered Accountants, as auditors of the Corporation at a remuneration to be fixed by the directors.

3. **STOCK OPTION PLAN:**

VOTE FOR ☐
WITHHOLD VOTE ☐
on the approval of incentive stock option plan.

4. Upon any amendment to or variation of any matter identified in the Notice of Annual Meeting.

5. Upon any other matter that might properly come before such meeting.

THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXY OR PROXIES.

NUMBER OF SHARES

DATED: ____________________________, 2003.

VOID

______________________________ ______________________________
(Please print name here) Signature of Shareholder

If this proxy is not dated in the space provided above, it will be deemed to bear the date on which it was mailed by or on behalf of management of the Corporation.

A PROXY WILL NOT BE VALID UNLESS THE FORM OF PROXY IS DULY EXECUTED AND DELIVERED TO THE CIBC MELLON TRUST COMPANY, #1600, 1066 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, CANADA, V6E 3X1, NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE MEETING AT WHICH THE PERSON NAMED THEREIN PURPORTS TO VOTE IN RESPECT THEREOF.

Joint owners should each sign the proxy and where the proxy is signed by a corporation, either its common seal must be affixed to the proxy, or it should be signed by the corporation under the hand of an officer or attorney duly authorized in writing, which authorization must accompany the proxy.

EACH HOLDER OF COMMON SHARES HAS THE RIGHT TO APPOINT A PROXYHOLDER OR ONE OR MORE ALTERNATIVE PROXYHOLDERS TO ATTEND AND ACT AT THE MEETING OR ANY ADJOURNMENTS THEREOF OTHER THAN THE PERSONS SPECIFIED ABOVE. Such right may be exercised by striking out the name of the specified persons and inserting the name of the holder's nominee(s) in the space provided, or by completing another appropriate form of proxy and, in either case, delivering the form of proxy as set out in the preceding paragraph.

The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and where a choice with respect to any matter to be acted on is specified, the shares will be voted on any ballot in accordance with such specification. This proxy confers discretionary authority with respect to matters, other than the election of directors or appointment of auditors, identified or referred to in the accompanying Notice of Annual General Meeting for which no instruction is given and with respect to other matters that may properly come before the meeting. If no instruction is given with respect to any particular matter referred to therein, the shares represented by this proxy will be voted in favour of the particular matter.

ST. JUDE RESOURCES LTD.

Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6


St. Jude Resources Ltd.
St. Jude

RETURN CARD

For Interim Financial Statements

To: Non-Registered Holders (Beneficial Holders):

National Instrument 54-101 on shareholder communication provides beneficial shareholders with the opportunity to elect annually to have their name added to an issuer's supplemental mailing list in order to receive interim financial statements of the Corporation.

If you are interested in receiving such statements, please complete, sign and return this form (by regular mail or by facsimile) to the following location:

St. Jude Resources Ltd.
#200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6
Fax: 604 - 940 - 6566

Your name will then be placed on the Supplemental Mailing List maintained by us (or on our behalf) as required by this Policy. As the Supplemental Mailing List will be updated each year, a Return Card will be required annually in order to remain on the list.

By signing below, the undersigned certifies that it is / I am a beneficial shareholder of the Corporation:

Signature: ______________________________

Dated: ______________________________

PLEASE PRINT CLEARLY

Name: ______________________________

Address: ______________________________

____

____
(Include Postal or Zip Code)

(AGM 2003)